January 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention:	Christine Dietz, Senior Staff Accountant
Chen Chen, Staff Accountant

Re:	BILL Holdings, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed August 29, 2023

Form 8-K furnished August 17, 2023

File No. 001-39149

Ladies and Gentlemen:

In your letter dated January 19, 2024 (the “Staff Comment Letter”), you requested that BILL Holdings, Inc. (the “Company”) respond to your comments within ten business days (the “Initial Response Date”) or advise when it would provide a response.

Per our telephone conversation on January 31, 2024, we advised that due to the proximity of the receipt of the Staff Comment Letter and the Initial Response Date to the Company’s quarter end review process and the filing of its Form 10-Q for the quarterly period ended December 31, 2023, the Company confirms that it will file a response by February 16, 2024.

Thank you for your consideration. Please do not hesitate to contact me at mdunn@hq.bill.com or (415) 446-8346 if you have any questions.

Sincerely,

/s/ Michael Dunn
Michael Dunn
Vice President, Legal (Corporate)

cc:	John Rettig, President and Chief Financial Officer
Raj Aji, Chief Legal Officer and Chief Compliance Officer
Germaine Cota, Senior Vice President, Finance & Accounting
BILL Holdings, Inc.